FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated May 16, 2006, regarding the resignation of Mr. Séneca de La Puente Estremadoyro from the position of Chief Executive Officer and his replacement, Mr. Julio Voysest Flores.

Item 1

Lima, May 16, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law, and regarding the Rules related to Key Events, Private Information and other Communications and in the Regulation of Indirect Property, Affiliation and Economic Groups, we inform you that on May 15, 2006, the Shareholders’ Meeting of Telefónica Gestión de Servicios Compartidos Perú S.A.C. accepted the resignation of Mr. Séneca de La Puente Estremadoyro, identified with DNI No 06417179, from the position of Chief Executive Officer and assigned Mr. Julio Voysest Flores, identified with DNI No 10841792, to such position.

Enclosed please find the information on Economic Group in the format established by Conasev.1

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

[1]	Item not enclosed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: June 1, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.